FOR IMMEDIATE RELEASE



                     HYUNDAI ELECTRONICS AMERICA ANNOUNCES


                        EXTENSION OF MAXTOR TENDER OFFER



     MILPITAS, CA, December 20, 1995 -- Hyundai Electronics America announced today that it has extended its cash tender offer to acquire any and all outstanding shares of common stock of Maxtor Corporation (NASDAQ:MXTR) at $6.70 per share. The tender offer and withdrawal rights will now expire at 6:00 p.m., New York City time, on Friday, January 5, 1996, unless further extended.



     Hyundai has been informed by the Depositary that approximately 21,052,645 Maxtor common shares had been tendered as of December 19, 1995.



Contact:  Y.H. Kim


        President and Chief Executive Officer


        Hyundai Electronics America


        (408) 232-8000